03013982

AB 3/6/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEMPER OF THE TIMES INVESTOR SERVICES, INC.
FORMERLY TEMPER OF THE TIMES COMMUNICATIONS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 THEODORE FREMD AVENUE
(No. and Street)

MAR 3 2003

RYE (City) NEW YORK (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELENA FUSILLO (914) 925 - 0022
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'ARCANGELO & CO.,LLP
(Name - *if individual, state last, first, middle name*)

3000 WESTCHESTER AVENUE (Address) PURCHASE (City) NEW YORK (State) 10577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, ELENA FUSILLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEMPER OF THE TIMES INVESTOR SERVICES, INC., as of DECEMBER 31, 2002, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

BARBARA LATWIN
Notary Public, State of N Y
No. 60-4642420
West Co. Exp. June 30, 2003

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPER OF THE TIMES INVESTOR SERVICES, INC.
(FORMERLY KNOWN AS TEMPER OF THE TIMES COMMUNICATIONS, INC.)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2002

D'Arcangelo & Co.,LLP
Certified Public Accountants & Consultants
3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Temper of the Times Investor Services, Inc., formerly known as Temper of the Times Communications, Inc., as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 13 to 16 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D'Arcangelo + Co., LLP

February 27, 2003

Mid-Hudson • Utica/Rome • Westchester

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	733,463
Cash segregated under federal and other regulations		989,375
Receivables from customers		4,114
Securities inventory, at fair value		52,727
Furniture, equipment, and leasehold improvements, net		6,518
Due from related entities		2,690
Total assets	$	1,788,887

LIABILITIES AND NET ASSETS

Liabilities:		
Payables to customers	$	720,599
Accounts payable and accrued expenses		46,624
Income taxes payable		225
Due to related entity		36,000
Subordinated loan payable, related entity		200,000
Total liabilities		1,003,448
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding		106,640
Additional paid in capital		4,050
Retained earnings		674,749
Total stockholders' equity		785,439
Total liabilities and stockholders' equity	$	1,788,887

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2002

Revenues:		
Service fees	$	1,356,271
Interest and dividend income		33,607
Other revenue		80,711
Total revenues		1,470,589
Expenses:		
Employee compensation and benefits		167,580
Promotion		1,145,913
Occupancy and equipment rental		27,613
Postage and mailings		7,783
Licenses and taxes		13,620
Other operating expenses		46,057
Interest expense		12,000
Total expenses		1,420,566
Income from operations before income taxes		50,023
Provision for income taxes		-
Net income	$	50,023

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, January 1, 2002	$ 106,640	$ 4,050	$ 624,726	$ 735,416
Net income, year ended December 31, 2002	-	-	50,023	50,023
Balance, December 31, 2002	$ 106,640	$ 4,050	$ 674,749	$ 785,439

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net income	$	50,023
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,752
Unrealized gain on securities		15,739
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations		12,806
Receivables from customers		5,675
Sale of marketable securities inventory		106,609
Prepaid expenses		1,057
Due from related entities		57,061
Other assets		2,782
Increase (decrease) in operating liabilities:		
Payables to customers		308
Accounts payable and accrued expenses		29,676
Due to related entity		12,000
Income taxes payable		(100)
Net cash provided by operating activities		296,388
Net increase in cash		296,388
Cash and cash equivalents, beginning of year		437,075
Cash and cash equivalents, end of year	$	733,463
Supplemental disclosures:		
Taxes paid	$	100

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2002

Change in subordinated liabilities	$ -
Subordinated liabilities, beginning of year	200,000
Subordinated liabilities, end of year	$ 200,000

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of significant accounting policies:

Nature of operations

Temper of the Times Investor Services, Inc., formerly known as Temper of the Times Communications, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to subscribers of *The Moneypaper*, a monthly newsletter, *Direct Investing*, a semi monthly newsletter, and *DRP Authority*, a quarterly newsletter, and purchasers of the *Guide to Direct Investment Plans,* all of which are published by an affiliate. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company operates in New York and its customers are located throughout the United States.

Securities inventory

Securities inventory is recorded on a settlement date basis and marketable securities are stated at fair value based upon quoted market prices. Unrealized gains and losses are reflected in revenue. The Company's inventory is comprised exclusively of marketable corporate equity securities.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5-7 years.

Revenue recognition

Customer securities transactions and related revenues and expenses in connection with the dividend reinvestment plan service are recognized on a settlement date basis. With respect to the Company's method of conducting business, there is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Advertising costs

The Company expenses the costs of advertising when incurred. Advertising expenses of $1,145,913 for 2002 were all paid to an affiliate.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

1. Summary of significant accounting policies (continued):

Income taxes

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes.

A tax is payable to New York State based on the difference between the corporate and the personal income tax rates. The income tax provision consists entirely of current New York State taxes.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents. Included in cash equivalents is a money market account of $22,207 for 2002.

Accounting for long-lived assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2002, the Company believes that there has been no impairment of its long-lived assets.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. Cash segregated under Federal and other regulations:

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

3. Receivables from customers and payables to customers:

Receivable from customers represent uncollateralized underpayments of security purchases.

The Company accounts for monies received from customers as a payable until the requested securities are purchased and any excess funds are refunded.

4. Furniture and equipment:

Furniture and equipment are summarized as follows:

Furniture and equipment	$	315,216
Accumulated depreciation		308,698
	$	6,518

Depreciation expense amounted to $2,752 for 2002.

5. Retirement plan:

The Company maintains a defined contribution retirement plan covering all employees who have attained the age of 21 and have been employed by the Company for at least two years. Contributions are made at management's discretion and are based on compensation. The Company did not accrue a contribution for 2002.

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. No employees made voluntary plan contributions.

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $963,763, which was $713,763 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.09 to 1.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

7. Regulation:

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

8. Concentrations:

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company maintains its cash accounts with high quality financial institutions to minimize risk.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a market maker and a clearing firm to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause a delay in the fulfillment of customer enrollment orders and a possible loss of sales, which could adversely affect operating results.

9. Related party transactions:

Advertising and overhead expenses

The Company paid $1,145,913 for 2002 to an affiliate for subscriptions to financial publications published by the affiliate. The Company received $496,235 from an affiliate for service fee waivers to be used as a promotion to subscribers of the affiliate's financial publications in 2002. The Company also received $100,000 from an affiliate for company and transfer agent information for its publications and the *Guide to Direct Investment Plans* in 2002.

Due from related entities

This receivable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Subordinated loan payable - related party

The Company received a $200,000 loan from an affiliate during 1999. The loan is due in full on December 1, 2003 with interest at 6% per annum. The affiliate agreed to subordinate any right to receive payment of principal and interest to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company arising out of any matter occurring prior to the date the obligation matures.

The Company recorded interest of $12,000 for 2002 on the above loan which is included in "Due to related entity".

9. Related party transactions (continued):

Rental expense

The Company leases its office premises from an affiliate pursuant to a lease which expires on August 31, 2006.

The following summarizes, by year, future minimum lease payments under this lease for the next four years as of December 31, 2002:

Year ending December 31,	Amount
2003	$ 29,343
2004	29,343
2005	29,343
2006	19,570
	$ 107,599

Rent expense totaled $28,872 for 2002.

10. Financial instruments:

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL		
Total stockholders' equity	$	785,439
Add: Subordinated borrowings allowable for net capital		200,000
Total capital and allowable subordinated borrowings		985,439
Receivables from customers		4,114
Furniture, equipment, and leasehold improvements, net		6,518
Due from related entities		2,690
		13,322
Net capital before haircuts on securities positions		972,117
Haircuts:		
Securities inventory		7,909
Cash equivalents		445
Total haircuts		8,354
Net capital	$	963,763
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payables to customers	$	720,599
Accounts payable and accrued expenses		46,624
Income taxes payable		225
Due to related entity		36,000
		803,448
Less adjustment based on special reserve bank accounts		720,599
Total aggregate indebtedness	$	82,849
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)	$	5,523
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000
EXCESS CAPITAL AT STANDARD MINIMUM	$	713,763
EXCESS NET CAPITAL AT 1500%	$	958,240
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.09 to 1

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	720,599
Debit balances:		
Cash segregated under federal and other regulations		989,375
Reserve computation:		
Excess of total debits over total credits	$	268,776

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3	None
A. Number of items	None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2002):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,009,755
Audit adjustments:	
Net expense adjustments	(48,089)
Net income adjustments	2,549
Increase depreciation	(452)
Total audit adjustments	(45,992)
Net capital per audited financial statements	$ 963,763

D'Arcangelo & Co.,LLP
Certified Public Accountants & Consultants

3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In planning and performing our audit of the financial statements and supplementary schedules of Temper of the Times Investor Services, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that are considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo + Co., LLP

February 27, 2003